Exhibit 12.1

BANKUNITED, INC. AND SUBSIDIARIES
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
(In thousands, except for ratios)

	Nine Months Ended September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Excluding Interest on Deposits:
Fixed Charges
Interest expense (other than interest on deposits)	29,939	33,690	32,045	57,091	63,164	59,856
Interest factor in rent expense (1)	6,733	8,471	8,668	7,772	4,956	4,267
Total fixed charges	36,672	42,161	40,713	64,863	68,120	64,123

Earnings
Income before income taxes	211,381	293,250	318,002	344,865	192,744	312,540
Fixed charges	36,672	42,161	40,713	64,863	68,120	64,123
Total earnings	248,053	335,411	358,715	409,728	260,864	376,663

Ratio of earnings to fixed charges excluding interest on deposits	6.76	7.96	8.81	6.32	3.83	5.87

Including Interest on Deposits:
Fixed Charges
Total interest expense	95,757	106,651	92,611	123,269	138,937	168,200
Interest factor in rent expense (1)	6,733	8,471	8,668	7,772	4,956	4,267
Total fixed charges	102,490	115,122	101,279	131,041	143,893	172,467

Earnings
Income before income taxes	211,381	293,250	318,002	344,865	192,744	312,540
Fixed charges	102,490	115,122	101,279	131,041	143,893	172,467
Total earnings	313,871	408,372	419,281	475,906	336,637	485,007

Ratio of earnings to fixed charges including interest on deposits	3.06	3.55	4.14	3.63	2.34	2.81
(1) Consists of one third of total rent expense which management believes approximates the interest factor in rent expense.